CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended March, 31
(Dollars in thousands)	2017	2016
Basic Earnings Per Share
Net income	$1,730	$1,480
Weighted average common shares	2,742,242	2,741,379

Basic Earnings Per Share	$0.63	$0.54

Diluted Earnings Per Share
Net income	$1,730	$1,480
Weighted average common shares	2,742,242	2,741,379
Weighted average effect of assumed stock options	—	—

Total	2,742,242	2,741,379

Diluted Earnings Per Share	$0.63	$0.54